Noel M. Gruber
Senior Counsel
1250 24th Street NW, Suite 700
Washington, DC 20037
T (202) 349-8043
ngruber@buckleysandler.com

September 8, 2017

VIA EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:                             Luther Burbank Corporation (CIK 0001475348)

Draft Registration Statement on Form S-1

Filed July 26, 2017

File No.: 377-01642

Dear Mr. Clampitt:

On behalf of Luther Burbank Corporation (the “Company”), we hereby provide the Company’s response to the comments contained in your letter dated, August 22, 2017 relating to the above referenced registration statement on Form S-1 (the “Registration Statement”). In accordance with the undersigned’s discussion with Commission staff, we are submitting this response letter with the public filing of the Registration Statement.

For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Draft Registration Statement Form S-1 for the Fiscal Year Ended December 31, 2016 General

1.                                      We note you disclose various pro forma information throughout the filing in relation to the offering, your status as an S-corporation, and the planned cash distribution of $50 million to your existing shareholders. Please address the following:

a.                                      Revise to consolidate and present all pro forma information in accordance with Rule 11-02 of Regulation S-X.

b.                                      Revise to reflect the accruals for both the cash distribution of $50 million and the distribution to fund the payment of estimated taxes that will be passed through to your existing shareholders as disclosed in Capitalization. We understand that the amount of the distribution related to shareholders’ estimated tax payments is currently undetermined.

Mr. Michael Clampitt

September 8, 2017

c.                                       Revise to provide pro forma per unit data for the latest year and interim period to the extent that the distribution exceeds the current year’s earnings. Refer to SAB Topic 1B.3.

In accordance with the comment and discussions with Staff, the filing has been revised to include pro forma financial information in accordance with Rule 11-02, reflecting the distribution to existing stockholders, the consummation of the offering, the securitization and the change in status from an S Corporation to a C Corporation

Part I—Information Required in the Prospectus

Front Cover Page

2.                                      Please provide a cross-reference to the page number of the Risk Factors section of your prospectus.

The cover page has been revised in accordance with the comment.

Selected Historical Financial Data, page 15

3.                                      Please revise your filing here and elsewhere, as warranted, to present financial information updated for the most recent interim period.

The filing has been revised throughout to include financial information for the six months ended June 30, 2017 and 2016, as appropriate.

4.                                      Please tell us how you considered whether the non-GAAP financial measure “pre-tax, pre-provision net earnings” uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

The Company included the non-GAAP financial measure “pre-tax pre provision net earnings” and a reconciliation to GAAP in order to provide investors with enhanced ability to compare the Company’s actual performance with those of other companies in its industry which are taxed as C corporations, and which did not experience the Company-unique factors which resulted in the significant recaptures of loan loss provisions during 2015 through 2017. The Company does not believe that the disclosure of this non-GAAP provision, which is derivable directly from addition or subtraction of individual line items on the income statement is similar to the individually tailored disclosure referred to in Question 100.04.  That Question involved an acceleration of revenue to recognize revenue when the customer is billed, thereby reflecting income in a period prior to when it is recognized in accordance with GAAP and distorting the issuer’s performance in a manner which is not readily determinable from the face of the income statement.

Mr. Michael Clampitt

September 8, 2017

Risk Factors, page 19

Risks Related to an Investment in Our Common Stock and the Offering, page 38

We are controlled by trusts established for the benefit of members of the Trione family..., page 42

We note your disclosure here and in the subsequent section headed “Management, Controlled Company” that the Company is a controlled company and expects to remain such following the offering. Revise to disclose this fact, and a summary of the relevant implications for investors, in the “Summary, Company Overview” section.

The filing has been revised to include disclosure of the Trione family ownership in the Summary.

We intend to enter into a tax sharing agreement with our existing shareholders..., page 44

5.                                      We note your disclosure that the Company intends to enter into a tax sharing agreement with its existing shareholders, obligating it to make payments to those shareholders in certain circumstances. Given that those payments could be material, please revise to disclose this agreement, and its material terms, in other relevant sections of the prospectus sufficient to give investors adequate notice of your intention.

The filing has been revised to include disclosure of the tax sharing agreement in the Summary and in Certain Relationships and Related Party Transactions.

Cautionary Note Regarding Forward-Looking Statements, page 46

7.                                      Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

•                  Delete any reference to the Litigation Reform Act; or

•                  Make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

The filing has been revised to eliminate references to the Litigation Reform Act.

Business, page 103  Competition, page 112

8.                                      Please expand your disclosure to describe your competitive position in the industry. See Item 101(c)(x) of Regulation S-K.

The filing has been revised in accordance with the comment.

Mr. Michael Clampitt

September 8, 2017

Management, page 126

Director Independence, page 130

9.                                      Once they have been made, please disclose the determinations of your board of directors’ regarding the independence of each director that is a member of your audit, compensation and nominating committees under applicable standards. If the determinations are not made prior to the offering, please revise this section as appropriate. See Item 407 of Regulation S-K.

The filing has been revised to reflect the board of directors’ determinations.

Executive Compensation, page 132

Employment Agreements, page 136

10.                               Please revise your draft registration statement to provide disclosure of the material terms of your employment agreement with Mr. Pendergist, including terms providing for payments in connection with a resignation.

The filing has been revised in accordance with the comment.

Certain Relationships and Related Party Transactions, page 139

11.                               We note your disclosure regarding the $133,875 the Company paid for services to an advertising firm of which your President and CEO’s, Mr. Biggs, brother-in-law is a principal. In regard to this transaction, please fully provide the information called for by Item 404(a) of Regulation S-K. Please also provide disclosure for the preceding fiscal year. Refer to Instruction 2 to Item 404(d) for guidance.

The filing has been revised in accordance with the comment. We supplementally advise the Staff that no disclosure was made with respect to 2015 for the advertising firm as the firm was not used prior to 2016.

Security Ownership of Certain Beneficial Owners and Management, page 140

12.                               We note your beneficial ownership disclosure does not include the expected conversion of existing awards of phantom stock into restricted stock units or any awards to be made prior to or in connection with the offering. To the extent such awards provide the awardee the right to acquire voting or dispositive power within 60 days, please revise the disclosure to reflect them.

We supplementally advise the Staff that none of the converted awards, or other awards contemplated in connection with the offering, will permit the recipient to acquire voting or dispositive power within 60 days.

Mr. Michael Clampitt

September 8, 2017

Consolidated Statements of Income, page F-3

13.                               Please revise the Consolidated Statements of Income to present the net gain on sale of real estate owned in noninterest expense as well as any write-downs within other expense pursuant to Rule 9-04.14(d) of Regulation S-X. In addition, please revise Selected Historical Financial Data, the MD&A discussion of noninterest expense, and the significant accounting policy of real estate acquired in settlement of loans as appropriate.

The filing has been revised in accordance with the comment.

Notes to Consolidated Financial Statements

Note 17. Fair Value Measurements, page F-44

14.                               Please revise to include the disclosure requirements of ASC 820-10-50-2c and 2f. Additionally, please make similar revisions on page F-78.

The filing has been revised in accordance with the comment.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckelysandler.com.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber